(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Throughout this Management’s Discussion and Analysis (“MD&A”), Eldorado, we, us, our and the Company mean Eldorado Gold Corporation. This quarter means the third quarter of 2017. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of October 26, 2017. You should also read our audited consolidated financial statements for the year ended December 31, 2016 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited condensed consolidated financial statements for the three and nine-month periods ended September 30, 2017 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form (“AIF”), on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, evaluation and development, production, and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)

Gold projects:

•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Certej, in Romania (81%)
•	Tocantinzinho, in Brazil (100%)
•	Lamaque, in Canada (100%)

Other mines:

•	Stratoni – Lead and Zinc Concentrates, in Greece (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

1

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Third Quarter Summary Results

Selected Consolidated Financial Information and Corporate Developments

•	Completed the acquisition of Integra Gold Corporation (“Integra”) on July 10, 2017. The total consideration was $357 million, inclusive of Integra shares held by Eldorado.
•	Loss attributable to shareholders of the Company was $4.2 million ($0.01 per share) in the third quarter of 2017, compared to a profit attributable to shareholders of the Company of $20.7 million ($0.03 per share) in the third quarter of 2016.
•	Gold revenues in the third quarter of 2017 were $84.4 million (2016: $98.4 million from continuing operations) on sales of 65,439 ounces of gold at an average realized gold price of $1,290 per ounce (2016: 73,740 ounces at $1,334 per ounce).
•	At quarter-end the Company reported $546.1 million in cash, cash equivalents and term deposits, and $250.0 million in undrawn lines of credit.

Selected Performance Measures (1)

•	Gold production of 70,053 ounces, including Olympias pre-commercial production (2016: 73,499 ounces from continuing operations).
•	Cash operating costs averaged $508 per ounce (2016: $468 per ounce from continuing operations).
•	All-in sustaining cash costs averaged $925 per ounce (2016: $777 per ounce from continuing operations).
•	Gross profit from gold mining operations of $30.1 million (2016: $45.8 million from continuing operations).
•	Adjusted net earnings of $1.3 million ($0.00 per share) compared to an adjusted net earnings of $33.5 million ($0.05 per share) in 2016.
•	Cash generated from operating activities before changes in non-cash working capital was $17.3 million (2016: $40.5 million from continuing operations).
(1)	Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cash cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 9 for an explanation and discussion of these non-IFRS measures.

Recent Developments

Turkey

On October 23, 2017, the Company provided an update on Kisladag operations based on laboratory test work undertaken during the third quarter indicating that lower recoveries are now expected from the zone of mineralization located around the base of the open pit where mining is currently underway. In light of the lower recoveries, the Company revised its 2017 guidance for Kisladag to 170,000 to 180,000 ounces at cash costs of $500 to $550 per ounce. The Company also reduced Kisladag’s estimated recoverable leach pad inventory by approximately 40,000 ounces of gold.

2

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

This change in estimate for the heap leach inventory will be accounted for prospectively as a new development in accordance with IAS 8 commencing October 1, 2017. The Company assessed the leach pad inventory at the lower of cost and net realizable value and determined that no write down was required as at September 30, 2017.

The Company would like to clarify that it has not yet made a decision to proceed on any of the potential processing options outlined below. The Company is working towards announcing the results of a study and by the end of the first quarter 2018 filing a prefeasibility report. The Company expects to make a decision based on this prefeasibility report.

The Company is moving forward on assessing multiple processing solutions with a focus on the milling option. In parallel, the Company will continue to assess the performance of the deeper material when placed on the heap leach, along with testwork to determine the viability of the high pressure grinding roll (“HPGR”) option.

The Company has significantly more data and testwork on the milling scenario compared to HPGR option. The milling option has been assessed in the past, at the initial feasibility stage and over the life of the mine. Bottle roll tests, which are indications of how the material would perform under a milling scenario, have produced recoveries in the range of 60% to 90% based on the different ore types. Milling is a robust technology that is well understood and Eldorado has previously designed, built and operated numerous milling circuits around the world.

Further test work and engineering associated with a mill flowsheet has been initiated. On HPGR, samples are being generated to complete more tests along with looking at agglomeration for this material.

The Company concluded that the lower heap leach recoveries and investigation of alternative treatment methods are not indicators of impairment at this time.

Greece

On September 11, 2017, Eldorado announced its intention to suspend further investment into its operating mines, development projects and exploration assets in Greece if outstanding, overdue permits were not approved. By September 15, Hellas Gold S.A, the Company’s subsidiary had received the overdue permits needed for its Olympias development. However, certain permits for its Skouries development project remain outstanding at this time. Requirements for these permits have been fully met by the Company's subsidiary, Hellas Gold, and as such are legally due to be issued. Eldorado is seeking these Skouries permits and constructive engagement with the Government in order to continue its investment in Greece. The Company has temporarily postponed its decision to place its assets in Halkidiki on care and maintenance and will continue to reassess its investments in the country.

Greece’s Ministry of Environment and Energy and the Ministry of Finance issued Hellas Gold with formal notice of arbitration on September 14, 2017. The notice alleges that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates in the Stratoni Valley, submitted in December 2014, is deficient and thereby is in violation of the Transfer Contract and the environmental terms of the project. The Company believes that the subject Technical Study is robust and consistent with the Transfer Contract, the Business Plan and the approved environmental terms of the project.

3

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Summarized Financial Results

Continuing Operations, except where noted	3 months ended September 30,		9 months ended September 30,
	2017	2016	2017	2016
Revenues	95.4	116.2	290.0	318.0
Gold revenues	84.4	98.4	247.1	287.2
Gold sold (ounces)	65,439	73,740	196,713	226,346
Average realized gold price ($/ounce)	1,290	1,334	1,256	1,269
Cash operating costs – gold mines ($/ounce)	508	468	485	492
All-in sustaining cash cost – gold mines ($/ounce)	925	777	859	816
Total cash costs – gold mines ($/ounce)	548	486	510	509
Gross profit from gold mining operations	30.1	45.8	95.2	119.2
Cash flow from operating activities [1]	17.3	40.5	63.5	79.4
Adjusted net earnings [2]	1.3	33.5	15.6	44.6
Net profit (loss) [2,3]	(4.2)	20.7	10.9	(311.6)
Earnings (loss) per share – basic ($/share) [2,3]	(0.01)	0.03	0.01	(0.43)
Earnings (loss) per share – diluted ($/share) [2,3]	(0.01)	0.03	0.01	(0.43)
(1)	Before changes in non-cash working capital.
(2)	Includes discontinued operations for 2016.
(3)	Attributable to shareholders of the Company.

Review of Quarterly Financial Results

Loss attributable to shareholders of the Company for this quarter was $4.2 million, (or $0.01 per share), compared to a profit of $20.7 million, (or $0.03 per share) in the third quarter of 2016. The difference between quarters was mainly due to lower gross profit year over year of $18.7 million, a loss of $26.4 million related to certain surplus equipment written down to its estimated recoverable amounts, offset by a realized gain of marketable securities of $27.3 million. Adjusted net earnings for the quarter were $1.3 million ($0.00 per share) as compared to an adjusted net earnings of $33.5 million ($0.05 per share) for the third quarter of 2016.

Gold sales of 65,439 ounces and gross profit from continuing gold mining operations were lower year over year due to lower production and sales at Kisladag. General and administrative expenses increased $3.5 million year over year due to non-recurrent expenses in Integra related to the acquisition. Exploration expense increased $6.7 million including $3.7 million at Integra and $1.5 million at Stratoni. Mine standby costs of $1.3 million were recorded in the third quarter of 2017 related to Vila Nova, Perama Hill and Skouries underground development.

Acquisition of Integra

On July 10, 2017, the Company completed the acquisition of Integra. As part of the transaction, Eldorado acquired all of the issued and outstanding common shares of Integra that it did not already own, by way of a plan of arrangement (“Arrangement”). Pursuant to the Arrangement, Integra shareholders excluding Eldorado collectively received $99.8 million cash and 77.2 million common shares of Eldorado. Total consideration was $357 million, inclusive of Integra shares held by Eldorado. Integra is a resource company engaged in the exploration of mineral properties and is focused on its high-grade Lamaque gold project located in Val-d’Or, Quebec.

4

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

The acquisition has been accounted for as a business combination, with Eldorado being identified as the acquirer and Integra as the acquiree in accordance with IFRS 3. For accounting purposes, our consolidated financial statements include Integra’s operating results for the period from July 10, 2017 to September 30, 2017. For more information please read Note 4a of our unaudited interim condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2017.

Operations Update

Gold Operations

	3 months ended September 30,		9 months ended September 30,
Continuing Operations:	2017	2016	2017	2016
Total
Ounces produced	70,053	73,499	208,917	229,495
Cash operating costs ($/ounce)	508	468	485	492
Total cash cost ($/ounce)	548	486	510	509
Sustaining capex	12.9	12.6	32.4	38.3
Kisladag
Ounces produced	35,902	49,270	127,002	151,570
Cash operating costs ($/ounce)	491	425	464	481
Total cash cost ($/ounce)	528	441	486	498
Sustaining capex	6.5	7.9	16.5	21.1
Efemcukuru
Ounces produced	24,905	24,229	70,617	75,151
Cash operating costs ($/ounce)	529	554	523	514
Total cash cost ($/ounce)	572	578	554	533
Sustaining capex	6.4	4.7	15.9	17.2
Olympias
Ounces produced (1)	9,246	0	11,298	2,774
Sustaining capex	n/a	n/a	n/a	n/a
(1)	Includes pre-commercial production in 2017 and production from tailings retreatment in 2016.

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2017	2016	2017	2016
Tonnes placed on pad	3,212,861	4,345,162	9,728,871	12,648,337
Average treated head grade (g/t Au)	1.17	0.91	1.04	0.82
Gold (ounces)
- Produced	35,902	49,270	127,002	151,570
- Sold	35,953	49,247	127,188	151,868
Cash operating costs ($/ounce)	491	425	464	481
Total cash costs ($/ounce)	528	441	486	498
Financial Data
Gold revenues	$46.2	$65.6	$159.1	$191.1
Depreciation and depletion	$7.5	$8.7	$24.6	$29.2
Gross profit from mining operations	$19.8	$35.1	$72.7	$86.1
Sustaining capital expenditures	$6.5	$7.9	$16.5	$21.1

5

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Kisladag reported gold production of 35,902 ounces for the quarter, down 27% year on year. Gold production was in line with mid-year guidance. High cyanide addition rates coupled with increased irrigation volumes were maintained throughout the quarter resulting in increased solution grades towards the latter part of the reporting period. Sustaining capital expenditures include waste stripping and various construction projects.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2017	2016	2017	2016
Tonnes milled	121,759	116,182	362,514	352,713
Average treated head grade (g/t Au)	7.20	7.32	6.87	7.41
Average recovery rate (to concentrate)	94.5%	94.3%	94.6%	94.3%
Gold (ounces)
- Produced	24,905	24,229	70,617	75,151
- Sold	29,486	24,493	69,525	74,478
Cash operating costs ($/ounce)	529	554	523	514
Total cash costs ($/ounce)	572	578	554	533
Financial Data
Gold revenues	$38.2	$32.8	$88.0	$96.1
Depreciation and depletion	$11.0	$8.0	$27.0	$23.2
Gross profit from mining operations	$10.3	$10.7	$22.5	$33.2
Sustaining capital expenditures	$6.4	$4.7	$15.9	$17.2

Gold production of 24,905 ounces for the quarter was 3% higher than the corresponding 2016 period due to higher mill throughput. Total gold ounces sold were higher due to a second quarter shipment delayed into the third quarter. Capital expenditures included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2017	2016	2017	2016
Tonnes ore processed (dry)	28,623	51,403	115,098	133,873
Pb grade	6.5%	5.93%	6.0%	6.22%
Zn grade	8.5%	10.65%	9.6%	9.90%
Tonnes of concentrate produced	6,852	13,936	28,608	34,676
Tonnes of concentrate sold	7,400	16,667	30,586	31,527
Average realized concentrate price ($/tonne)	1,310 [1]	1,007 [1]	1,210 [1]	888 [1]
Cash Costs ($/tonne of concentrate sold)	1,170	797	953	826
Financial Data
Concentrate revenues	$9.7	$16.8	$37.0	$28.0
Depreciation and depletion	$0.0	$0.0	$0.0	$0.0
Gross profit from mining operations	$0.9	$3.5	$7.0	$1.5
Sustaining capital expenditures	$0.0	$0.0	$0.3	$2.0

1 Average realized price includes mark to market adjustments.

6

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Concentrate production of 6,852 tonnes for the quarter was lower year on year due to a reduction in ore tonnes processed and slightly lower mined grades. The expected reduced grade and tonnage reflects the continuing depletion of the current mineable ore reserves remaining at the Mavres Petres mine. Exploration activities are ongoing to identify additional resources in an effort to extend the mine’s life.

Vila Nova

The Vila Nova mine and plant remained on care and maintenance during the quarter.

Development Projects

Olympias

Commissioning and operational ramp-up of the Olympias Phase II plant continued during the quarter, with steady improvement achieved in metallurgical performance.

In September 2017, Olympias received all of the outstanding permits required to construct the paste backfill plant, which will provide additional tailings filtration capacity. A plant throughput bottleneck is expected to be fully resolved by the end of the second quarter of 2018, when the paste backfill plant becomes operational.

Pre-commercial gold produced during the quarter was 9,246 ounces. Commercial production is expected to be achieved in the fourth quarter this year.

Capital spending for the quarter was $28.4 million. Spending was allocated between continued underground development and infrastructure in the Olympias underground mine, ongoing construction of the new tailings management facility and completion work in the Phase II plant.

Skouries

Progress was made during the quarter with key earthworks completed on the process plant, the access road and the enabling works associated with the construction of the Karatzos Lakkos tailings facility. Steel work erection began in the grinding and pebble crushing buildings as well as installation of the drives on grinding mills.

Total capital expenditure for the quarter was $19.3 million. Capital expenditure is in line with current guidance. Slower spending is attributable to ongoing delays in the timely granting of the required permits by the Greek government.  Production remains targeted for 2020. This development remains subject to the possibility of resumption of the care and maintenance decision discussed in the Recent Developments Greece section above.

Perama Hill

The project remains on care and maintenance pending receipt of the Environmental Impact Study permit.

Lamaque

Permitting for Triangle production progressed throughout the quarter, with the mine license documentation completed and submitted post quarter end. The permit approval has an expected turnaround time of three months.

Underground development at Triangle for the quarter totalled 1,200 metres, which aligned with the plan for the quarter. Progress is expected to increase in the fourth quarter with additional crews for both development and production.

Over 28,000 tonnes of ore were delivered to the Camflo Mill at the end of the quarter and doré was poured in early October.

7

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Total capital expenditure for the quarter was $13.8 million. Capital expenditure was mainly focused on underground development and is expected to ramp up in the last quarter.

Tocantinzinho

The mining concession application was reviewed by the Department of Mineral Production/Para State and received a positive recommendation. The application was with the Mining Ministry and has been sent back to Para State for final review.  Detailed engineering was completed for the tailings dam and the permit application was submitted. Work continued on the detailed design required for the solution pond for permit application. All permit approvals are expected during the first quarter of 2018. A total of $2.7 million was spent during the quarter.

Certej

Engineering and design work continued during the quarter in order to support the permitting of the tailings and waste management facilities.  A geotechnical field investigation and permitting level design work commenced based on the selected tailings impoundment location.  Engineering and permitting for offsite infrastructure continued with work progressing on the main power line, mine access road, water tanks and water supply pipeline. A total of $3.5 million was spent during the quarter.

Exploration

During the third quarter, the Company completed 55,300 metres of drilling at the Company’s exploration projects and mines. Expenditures for the quarter totalled $14.0 million.

Turkey

At Efemcukuru, drilling included resource conversion drilling at Kestane Beleni and testing of new targets at the nearby Kokarpinar vein system. Regional activities evaluated potential epithermal and porphyry targets associated with Tertiary volcanic centers in Western Turkey.

Romania

The 2017 drilling program at Bolcana was completed late in the quarter, with over 28,000 metres drilled during the year. Widely-spaced drillholes have outlined Au-rich porphyry style mineralization from near surface to over a kilometre depth. A review of results is in progress to define follow-up programs.

Serbia

Exploration during the quarter included diamond drilling at the KMC project, and surface programs on regional licenses. At KMC, 8,800 metres of drilling were completed at the Copper Canyon, Gradina, and Medenovac targets. At Copper Canyon and Gradina, drillholes tested for continuity of previous high-grade skarn intercepts. At Medenovac, an initial program of five scout holes testing skarn targets is underway. Surface programs advanced the Lisa and Kukavitsa projects to drill ready stage.

Greece

At the Stratoni mine, thirteen underground drillholes tested the lower portion of the Mavres Petres orebody, including both resource conversion and resource expansion holes. Drilling also continued at the early-stage Tsikara porphyry prospect, testing geochemical and geophysical anomalies associated with intrusive contact zones.

Canada

Exploration at the Lamaque project focused on resource delineation programs at the Triangle and Plug 4 deposits, with approximately 24,000 metres of drilling completed since project acquisition. At Triangle, infill drilling of the C4 zone has now defined the resource area on roughly 20-30 metre drillhole spacing.

8

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Results of this infill drilling are generally consistent with predictions from the previous drilling. Drilling at Plug 4 has provided additional definition of mineralized zones associated with both throughgoing shear-hosted veins and peripheral extensional vein systems.

Brazil

During the quarter, drilling was conducted on the early-stage Mara Rosa orogenic gold project, testing new targets defined by soil geochemistry, geology and geophysics. At the Nazareno project, drilling was initiated late in the quarter at the Gamba showing, testing for down-plunge extensions of shoots defined by a previous drilling program.

Non-IFRS Measures

Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies.

Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash Operating Cost, Total Cash Cost

The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

Reconciliation of cash operating costs to production costs for continuing operations
	Q3 2017	Q3 2016	YTD 2017	YTD 2016
Production costs (from consolidated income statement)	45.8	50.5	136.0	144.6
Vila Nova and Stratoni production costs	8.7	13.6	32.0	26.5
Production costs – excluding Vila Nova and Stratoni	37.1	36.9	104.0	118.1
By-product credits and other adjustments	(1.2)	(1.1)	(3.7)	(2.8)
Total cash cost	35.9	35.8	100.3	115.3
Royalty expense and production taxes	(2.7)	(1.3)	(4.9)	(3.9)
Cash operating cost	33.2	34.5	95.4	111.4
Gold ounces sold	65,439	73,740	196,713	226,346
Total cash cost per ounce sold	548	486	510	509
Cash operating cost per ounce sold	508	468	485	492

9

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

All-in Sustaining Cash Cost

All-in sustaining costs are calculated according to the Gold Institute Standard by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site, and exclude all expenditures at the Company’s projects. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs for continuing operations
	Q3 2017	Q3 2016	YTD 2017	YTD 2016
Total cash cost – continuing operations	35.9	35.8	100.3	115.3
Sustaining capital spending at operating gold mines	12.9	12.6	32.4	38.3
Exploration spending at operating gold mines	0.3	0.1	0.6	0.7
General and administrative expenses (1)	11.4	8.7	35.6	30.5
All-in sustaining cash costs	60.5	57.3	168.9	184.8
Gold ounces sold – continuing operations	65,439	73,740	196,713	226,346
All-in sustaining cash cost per ounce sold – continuing operations	925	777	859	816
(1)	Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense as well as asset retirement obligation accretion expense.

Cash Flow from Operations before Changes in Non-cash Working Capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted Net Earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

10

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the periods highlighted:

Reconciliation of adjusted net earnings to consolidated net earnings (loss)	Q3 2017	Q3 2016	YTD 2017	YTD 2016
Net (loss) earnings attributable to shareholders	(4.2)	20.7	10.9	(311.6)
Loss on disposal of assets	0.1	0.2	0.3	0.4
Loss on disposition of subsidiary	0.0	0.0	2.8	0.0
Losses (gains) on available-for-sale securities	(28.4)	0.0	(28.4)	4.9
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	(1.3)	4.4	(4.9)	1.8
Deferred tax expense from gain in Other Comprehensive Income	4.0	0.3	1.4	(2.9)
Transaction costs	5.6	3.6	5.6	8.0
Flow-through share adjustments	0.6	0.0	0.6	0.0
Inventory write-down	0.0	0.0	0.0	0.0
Write-down of assets net of tax	24.9	(0.1)	27.3	0.5
Post-tax loss on re-measurement to fair value less costs to sell	0.0	4.4	0.0	343.5
Total adjusted net earnings	1.3	33.5	15.6	44.6
Weighted average shares outstanding	785,621	716,587	739,935	716,587
Adjusted net earnings ($/share)	0.00	0.05	0.02	0.06

Gross Profit from Gold Mining Operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Quarterly Results

Millions (except per share amounts)

	2017	2017	2017	2016	2016	2016	2016	2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$95.4	$82.7	$111.9	$140.6	$174.0	$171.5	$164.1	$199.3
Profit (loss)(1)	($4.1)	$11.2	$3.8	($32.5)	$20.7	($329.9)	($2.5)	($1,238.0)
Earnings (loss) per share(1)
- basic	($0.01)	$0.02	$0.01	($0.05)	$0.03	($0.46)	($0.00)	($1.73)
- diluted	($0.01)	$0.02	$0.01	($0.05)	$0.03	($0.46)	($0.00)	($1.73)

(1) Attributable to shareholders of the Company

The second quarter of 2016 was affected by the re-measurement of the Company’s Chinese assets while the quarterly profit for the fourth quarter of 2015 was affected by impairments of goodwill and property, plant and equipment related to Skouries, Stratoni and Tanjianshan.

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Financial Condition & Liquidity

Operating Activities

Net cash used by operating activities was $7.0 million (2016: cash provided $59.9 million, including discontinued operations). Operating activities before changes in non-cash working capital from continuing operations generated $17.3 million in cash in the third quarter of 2017 compared to $40.5 million in 2016.

Investing Activities

The Company invested $91.8 million in capital expenditures this quarter. Evaluation and development expenditures, including capitalized drilling programs, totalled $69.3 million while sustaining capital spending at our producing mines totalled $12.9 million. A total of $9.2 million in bond interest was also charged to capital projects. The remaining $0.4 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, and Romania.

Capital Resources

	September 30, 2017	December 31. 2016
Cash, cash equivalents and term deposits	546.1	888.5
Working capital	700.0	1,001.5
Restricted collateralized accounts	0.3	0.2
Debt – current and long-term	593.2	591.6

Management believes that the working capital at September 30, 2017, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2017 and beyond.

Contractual Obligations

As at September 30, 2017

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	-	600.0	-	600.0
Capital leases	0.4	0.7	0.4	-	1.5
Operating leases	4.2	25.1	63.7	4.0	97.0
Purchase obligations	53.8	3.6	0.2	-	57.6
Totals	58.4	29.4	664.3	4.0	756.1

Purchase obligations relate primarily to mine development expenditures in Greece, Canada and mine operating costs in Turkey. The table does not include interest on debt.

As at September 30, 2017, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 17,000 dry metric tonnes of zinc concentrates, 6,000 dry metric tonnes of lead/silver concentrates, and 55,000 dry metric tonnes of gold concentrate, including the 18,000 dry metric tonnes that remained to be delivered in 2016 that have been deferred to 2017, through the financial year ending December 31, 2017.

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%.  For the period April 2017 through to March 2018, this amount is equal to $4.22 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR 50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Study approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

In June 2017, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Energy and the Environment, in the amount of EUR 7.5 million, as security for the due and proper performance of the Kokinolakas Tailings Management Facility, committed in connection with the Environmental Impact Study approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 45 basis points.

As at September 30, 2017, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 5,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2017.

Debt

Senior Notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $6.8 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2017 is $610.5 million.

Equity

Common shares outstanding - as of September 30, 2017 - as of October 26, 2017	794,010,680 794,010,680
Share purchase options - as of October 26, 2017 (Weighted average exercise price per share: $6.04 Cdn)	29,786,503

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Other Information

New Accounting Developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective. The Company does not currently expect the impact of these changes to be material.

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective.

The Company expects the following impact of this standard upon adoption: i) the classification of its financial assets and liabilities to remain consistent under the new standard, with the possible exception of equity securities. Under the new standard, equity investments that move through other comprehensive income can be recorded directly into its profit and loss results or continue recording against other comprehensive income with no profit and loss effect on sale. If the Company does not make an election, changes in fair value of the equity securities will be recognized in profit and loss results. ii) the company does not expect to apply hedge accounting to hedge components of its non-financial items. Iii) the Company does not expect a material impact to its financial statements from any of the other changes to this standard, including the new expected credit loss model for calculating impairment on financial assets.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective. The Company continues to evaluate the extent of the impact of the adoption of this standard, primarily analyzing its doré and concentrate sale agreements. Based on our preliminary assessment, the new standard is not expected to significantly affect the gross amount or timing of revenue recognized by the Company.

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

The Company is currently evaluating all operating leases as it is expected that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amount of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. The Company has not quantified these impacts at this time.

Internal Controls over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

For accounting purposes, we acquired control of Integra on July 10, 2017. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, we will exclude Integra operations from our annual assessment of internal controls over financial reporting for the year ending December 31, 2017.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-Looking Information and Risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans, outlook, and future financial and operating performance, the price of gold and other commodities, our cash costs targets, production and expenditures, our mineral reserve and resource estimates, our proposed exploration, development and acquisitions; our expectations as to future performance at our mines, recoveries of gold, results of test work, revised guidance, expected impact on reserves and the carrying value and the updating of the resources and reserves model and life of mine plan, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and nine month periods ended September 30, 2017

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, continue, projected, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, estimates and opinions including things like the future price of gold and other commodities, the political, economic, permitting and legal environment in which we operate, currency exchange rates, anticipated costs and spending, production, mineral reserve and resource estimates and metallurgical recoveries, impact and integration of acquisitions, dispositions, suspensions or delays on our business and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	volatility of global and local economic climate and geopolitical risk
•	title, permitting and licensing risks,
•	gold and other metal price and currency volatility and the impact of any hedging activities,
•	risks associated with mining operations and development,
•	risks of operating in foreign countries,
•	regulatory risks and liabilities,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries,
•	the speculative nature of gold exploration,
•	litigation and arbitration risks,
•	acquisition and integration risks,
•	risks related to impact of the sale of our Chinese assets on the Company’s operations and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 30, 2017. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

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